Exhibit 12.1

POGO PRODUCING COMPANY & SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Three Months ended
	March 31,				For the year ended December 31,
	2006		2005		2005		2004		2003		2002		2001

EARNINGS:
Income from continuing operations before taxes, minority interest, and accounting change	$101,734		$66,512		$457,953		$397,901		$372,606		$116,325		$91,762
Add —
Fixed charges	30,215		11,029		72,016		32,118		48,687		63,164		67,316
Less —
Preferred dividend requirement of consolidated subsidiary	—		—		—		—		—		(4,140)		(9,999)
Capitalized interest	(16,178)		(2,197)		(23,480)		(14,216)		(16,531)		(24,033)		(33,242)

Total earnings	$115,771		$75,344		$506,489		$415,803		$404,762		$151,316		$115,837

FIXED CHARGES:
Interest expense	$28,324		$10,211		$68,654		$29,333		$46,360		$57,450		$56,259
Preferred dividend requirement of consolidated subsidiary	—		—		—		—		—		4,140		9,999
Portion of rental expense representing interest	1,891		818		3,362		2,785		2,327		1,574		1,058

Total fixed charges	$30,215		$11,029		$72,016		$32,118		$48,687		$63,164		$67,316

RATIO OF EARNINGS TO FIXED CHARGES	3.8	x	6.8	x	7.0	x	12.9	x	8.3	x	2.4	x	1.7	x

Rent expense

Office space	$1,304		$716		$3,305		$2,859		$2,739		$2,700		$2,520
Other equipment	4,369		1,739		6,782		5,497		4,241		2,022		654
FPSO	0		0		0		0		0		0		0
FSO	0		0		0		0		0		0		0

Total rent expense	$5,673		$2,455		$10,087		$8,356		$6,980		$4,722		$3,174
Percent assumed to be interest	33%		33%		33%		33%		33%		33%		33%
	$1,891		$818		$3,362		$2,785		$2,327		$1,574		$1,058